RICHMONT

www.richmont-mines.com

RICHMONT MINES INC.

2005 ANNUAL REPORT

RIC: TSX - AMEX

TABLE OF CONTENTS

Our Message to Shareholders	02

Management's Discussion and Analysis	02

Management's Report	27

Auditors' Report to the Shareholders	27

Consolidated Statements of Earnings	28

Consolidated Statements of Retained Earnings (Deficit)	28

Consolidated Balance Sheets	29

Consolidated Statements of Cash Flow	30

Notes to Consolidated Financial Statements	31

Board of Directors and Officers	45

General Information	45

DEFINITIONS OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into probable Mineral Reserves and Proven Mineral Reserves. A probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a measured or indicated Mineral Reserve demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Probable Mineral Reserves

A probable Mineral Reserve is the economically mineable part of an indicated mineral resource and, in some cases, a measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral resources are sub-divided in order of increasing confidence into inferred, indicated and measured categories. An inferred Mineral Resource has a lower level of confidence than that applied to an indicated Mineral Resource. An indicated Mineral Resource has a higher level of confidence than an inferred Mineral Resource but has a lower level of confidence than a measured Mineral Resource. A Mineral Resource is a concentration or occurrence or natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form end quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A measured Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground working and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An indicated Mineral Resource is that part of a Mineral Resource for which quantity, densities, shape, and physical characteristics, can be estimated a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, pits, underground workings and drill holes that are spaced closely enough for geological and grade continually to be reasonable assumed.

Inferred Mineral Resources

An inferred Mineral Resource is that part of a Mineral Resource for which and grade can be estimated on the basic of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continually. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

2005 ANNUAL REPORT	01

OUR MESSAGE TO SHAREHOLDERS

At the end of 2005, Richmont Mines operated the Beaufor Mine, which has been in production since 1996, and was finishing the advanced exploration project that put the East Amphi project into production at the beginning of 2006. In addition, the Company has made major advances at the Island Gold project by confirming, in the course of the exploration program under way at that property, the resources identified during earlier work completed by third parties.

In 2006, Richmont Mines will continue its operations at the Beaufor Mine and expects to benefit from the commercial production at the East Amphi Mine started last February 1st. Furthermore, the Company expects to bring the Island Gold property into production during the second half of the year. Richmont Mines believes that the combined production of the three mines will be approximately 77,000 ounces of gold for the year, which is more than twice the total production seen in 2005 and will reach a production of approximately 100,000 ounces of gold in 2007. This substantial increase in production will enable Richmont Mines to profit from the favourable conditions of the gold market and to return to profitability in 2006.

Martin Rivard	Jean-Guy Rivard
President and Chief Executive Officer	Chairman

March 20, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS
(All dollar figures are in Canadian dollars, unless otherwise stated)

In this report, the management of Richmont Mines wishes to present the company's highlights for the year 2005. In addition to giving an update on the market conditions that prevailed during the course of the year, this management's discussion and analysis provides information on the Company's operational and financial activities. The main accounting policies used by Richmont Mines and other financial information can be found in the audited financial statements and accompanying notes. The following contains forward-looking information. See "Disclosure regarding forward-looking statements" on page 25.

CORPORATE PROFILE – STRATEGY AND OBJECTIVES

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years.

The Company plans to achieve its goal by optimizing the production of its current properties, continuing the development of its existing projects and acquiring new projects. In 2006, three gold-bearing deposits should be in operation: namely, the Beaufor and East Amphi mines, located in Quebec, and the Island Gold project, located in Ontario, which is expected to be in production during the second half of the year.

In this way, Richmont Mines will take advantage of the favourable market conditions and aims to return to profitability in 2006. The Company will maintain its current exploration programs in order to continue converting mineral resources into reserves, and it will launch other programs with the goal of identifying new resources on its other properties.

02	RICHMONT MINES INC.

ANNUAL REVIEW, 2001 TO 2005
(Years ended December 31)		2005		2004		2003		2002		2001

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Total revenues		21,645		39,641		50,309		51,776	35,044
Total costs of production		17,476		27,498		31,176		26,179	20,777
Administration		3,923		3,037		2,772		3,874		1,660
Exploration and project evaluation		2,375		3,475		3,626		3,728		1,744
Accretion expense[1]		167		160		151		143		129
Depreciation and depletion		1,617		3,548		4,818		6,812		5,028
Mining and income taxes		655		631		1,726		3,936		1,123
Minority interest		6		560		1,005		31		-

Net earnings (loss) before write-down
of mining assets		(4,574)		732		5,035		7,073		4,583
Write-down of mining assets		26,041		-		-		-		4,163
Recovery of future mining and
income taxes		(3,135)		-		-		-		(864)

Net earnings (loss)	(27,480)			732		5,035		7,073		1,284

Cash flow from operations[2]		2,181		6,075		10,900		16,032		8,976
Acquisition of property, plant and equipment		29,036		12,625		9,276		2,095		7,590
Cash, cash equivalents and short-term
investments		15,491		26,080		30,084		30,979	15,606
Working capital		21,877		25,925		31,184		29,756	14,287
Shareholders' equity		40,464		45,412		43,608		37,149	26,493

KEY PER-SHARE DATA (CAN$)
Net earnings (loss)		(1.54)		0.05		0.32		0.46		0.09

Weighted average number of common
shares outstanding (thousands)		17,838		16,127		15,926		15,339	15,052
Shares outstanding (thousands)		20,995		16,170		16,074		15,747	15,051

OUNCES OF GOLD SOLD
Beaufor Mine		36,649		52,623		55,774		54,374		-
Hammerdown Mine		307		16,584		37,118		48,316	32,533
Francoeur Mine		-		-		-		-	34,500
Nugget Pond Mine		-		-		-		-	14,120

Total		36,956		69,207		92,892	102,690		81,153

KEY PER-OUNCE OF GOLD DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate	1.21	1.00	1.30	1.00	1.40	1.00	1.57	1.00	1.55	1.00
Selling price	537	443	534	410	518	370	485	309	420	271
Market price	538	444	534	410	509	363	487	310	420	271
Cash cost
Beaufor Mine	457	377	401	308	344	245	256	163	-	-
Hammerdown Mine	18	15	326	251	323	230	251	159	178	115
Francoeur Mine	-	-	-	-	-	-	-	-	288	186
Nugget Pond Mine	-	-	-	-	-	-	-	-	362	234
Weighted average	453	374	383	294	336	240	254	162	257	166

Depreciation and depletion	28	23	45	35	49	35	61	39	60	39

Total cost	481	397	428	329	385	275	315	201	317	205

NUMBER OF EMPLOYEES
(as of December 31)		257		180		232		234		141

1 relating to asset retirement obligations

2 before net change in non-cash working capital items and payment of asset retirement obligations

2005 ANNUAL REPORT	03

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

SUMMARY OF OPERATIONAL AND FINANCIAL RESULTS FOR 2005, 2004 AND 2003

Operational results

Gold sales for 2005 totalled 36,956 ounces, compared with 69,207 ounces in 2004. The decline in gold sales can be explained by the reduced production at the Beaufor Mine, which fell from 52,623 ounces of gold in 2004 to 36,649 ounces of gold in 2005 as a result of the planned two-month halt in production held in the third quarter of 2005 and a lower availability of ore, with lower grades, in the fourth quarter. In addition, during the month of December, the Camflo Mill processed the East Amphi bulk sampling, leaving an inventory of 12,118 tonnes of ore from the Beaufor Mine. In 2004, production at the Hammerdown Mine totalled 16,584 ounces of gold, whereas only 307 ounces of gold were sold in 2005.

Gold sales for 2003 totalled 92,892 ounces of gold. The decline in gold sales in 2004 compared with 2003 can be explained by the reduced production at the Hammerdown Mine, which totalled 16,584 ounces of gold in 2004 during the period preceeding the depletion of its mineral reserves in May 2004, whereas it had been 37,118 ounces in the previous year. In addition, the decline in production at the Beaufor Mine was attributable primarily to the lower average recovered grade of the ore extracted.

In 2005, ore totalling 199,269 tonnes at an average recovered grade of 5.72 g/t was extracted from the Beaufor Mine. This production yielded gold sales of 36,649 ounces, produced at a cash cost of US$377 per ounce, compared to the previous year with 266,793 tonnes of ore at an average recovered grade of 6.13 g/t, for gold sales of 52,623 ounces, produced at a cash cost of US$308 per ounce. The rise in the production cost in 2005 is attributable primarily to the decline in production and grades of ore extracted at the Beaufor Mine and to the general increase in costs. Moreover, since these costs are incurred in Canadian dollars but reported in US dollars, the appreciation of the Canadian currency, which rose from an average of US$0.77 in 2004 to US$0.83 in 2005, also contributed to the rise in the production cash cost expressed in US dollars.

In 2003, ore totalling 255,845 tonnes at an average recovered grade of 6.78 g/t coming from the Beaufor Mine had yielded total gold sales of 55,774 ounces produced at a cash cost of US$245 per ounce. The US$63 increase in the production cash cost per ounce in 2004 compared with 2003 was primarily attributable to three factors. The decline in grades resulted in an increase of US$28. In addition, the appreciation of the Canadian dollar, which rose from an average of US$0.71 in 2003 to US$0.77 in 2004, caused an increase of US$20. Moreover, an increase of US$15 was attributable to higher mining cost per tonne.

In 2005, no operations were performed at the Hammerdown Mine. In 2004, ore totalling 40,058 tonnes at an average recovered grade of 12.88 g/t was extracted. This production had generated gold sales of 16,584 ounces produced at a cash cost of US$251 per ounce.

In 2003, ore totalling 87,659 tonnes at an average recovered grade of 13.17 g/t coming from the Hammerdown Mine generated gold sales of 37,118 ounces produced at a cash cost of US$230 per ounce. In 2004, the increase of US$21 that was reflected in the production cash cost was attributable to the appreciation of the Canadian dollar and the decline in grades.

04	RICHMONT MINES INC.

In 2005, in order to maintain the rate of production at the Beaufor Mine and to proceed with exploration with the aim of developing the reserves and resources at the East Amphi and Island Gold properties, Richmont Mines made total investments of $28,608,604 on these three properties. This amount was allocated to underground development, surface infrastructures and exploration drilling. In 2004, the Company continued its annual investments at the Beaufor Mine and launched an advanced exploration program at the East Amphi property. Investments on these two properties totalled $11,982,362.

In 2003 the amounts invested on the Beaufor Mine and for the acquisition of the East Amphi property totalled $8,360,239. In addition, an investment of $1,000,000 in the form of a private placement was made to acquire common shares of Patricia Mining Corp. At that time, an agreement was concluded between Richmont Mines and Patricia Mining Corp., which granted to Richmont Mines an option that would allow it to acquire a 55% interest in the Island Gold property by investing up to $10,000,000 or by bringing the property into commercial production.

Beaufor - Investments in property, plant and equipment totalled $2,770,812 in 2005. Most of the funds invested in 2005 contributed to the development of drifts and raises. In addition, the sinking of a ramp began last October below level 20, which is the last level accessible from the shaft. The increase in investments in 2005 compared with 2004 is attributable to the planned two-month production shutdown during which underground development and exploration drilling were performed. In 2005, expenses related to exploration were $862,150, compared with $980,166 in 2004.

In 2004, investments in property, plant and equipment totalled $1,478,118, compared with $1,255,345 in 2003. Most of the funds invested in 2004 contributed to the development of drifts and raises. In 2003, in addition to the completion of similar work, new surface infrastructures were constructed. Furthermore, an amount of $1,221,682 went to exploration drilling in 2003.

DEVELOPMENT AND DRILLING PERFORMED AT THE BEAUFOR MINE (in metres)
	2005	2004	2003

Drifts	1,014	1,299	1,026
Raises	402	597	380
Ramp	67	-	-
Definition drilling	21,524	14,928	8,764
Exploration drilling	13,023	13,396	17,511

For 2006, Richmont Mines expects to extract 192,000 tonnes of ore at an average recovered grade of 6.65 g/t Au for a production of 40,000 ounces at the Beaufor Mine. Investments of approximately $557,000 have been allocated for the completion of the ramp to a planned vertical depth of 30 metres, which the Company is currently driving, below the lowest level accessible from the shaft, located 610 metres below the surface. This work will allow for the extension of Zone C, where reserves of 50,000 tonnes at an average grade of 9.4 g/t have already been identified. Richmont Mines plans to begin extraction of this ore starting in the middle of 2006. The potential of Zone B, located farther to the south, will also be confirmed by drilling, as will that of Zone C, which is open at depth.

2005 ANNUAL REPORT	05

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

As at December 31, 2005, proven reserves of 114,600 tonnes of ore at an average grade of 7.31 g/t, or approximately 26,900 ounces of gold, were identified, while probable reserves totalled 392,000 tonnes at an average grade of 8.98 g/t, or 113,200 ounces of gold. At the end of the year, identified measured resources totalled 101,800 tonnes of ore, at an average grade of 5.36 g/t, or 17,600 ounces of gold, while indicated resources were 629,300 tonnes at an average grade of 6.77 g/t, or 137,000 ounces of gold. The Company plans to perform in excess of 8,500 metres of exploration drilling in 2006, with the goal of increasing its mineral reserves and resources.

East Amphi – In 2005, Richmont Mines invested an amount of $13,215,310 towards the completion of its major exploration program at the East Amphi property and to underground and surface infrastructures. Before a decision to begin commercial production was reached, three bulk samples totalling 40,581 tonnes of ore were processed, of which 24,917 tonnes came from development and 15,664 tonnes from the mined stopes. Following the compilation of these results in 2006, Richmont Mines made the decision to continue the gradual mining of the stopes, and brought the project into commercial production last February.

In 2004, the amount of $10,504,244 was invested to sink the ramp, install ventilation raises, improve the underground and surface infrastructures overall, and commence exploration. In 2003, the Company had invested $7,104,894, primarily for the cost of acquiring the property.

DEVELOPMENT AND DRILLING PERFORMED AT THE EAST AMPHI PROPERTY (in metres)
	2005	2004

Drifts	821	694
Other excavations and drawpoints	1,402	392
Ramp (vertical depth of 200 metres)	294	1,037
Exploration drilling	21,952	14,022

Since the beginning of exploration and development work on the East Amphi project in January 2004, the cost of oil, steel, cement, mining equipment and labour have risen significantly. These economic factors led to higher investments than the amounts initially planned for by Richmont Mines. In addition, after the geotechnical studies were completed at the end of 2005, modifications to the mining plan proved necessary and resulted in a reduction in the size of the stopes' openings, the creation of permanent pillars and the abandonment of the use of cemented fill in most of the stopes. Definition drilling also showed significant variation in the grades.

These elements, taken together, were considered during the calculation of the reserves, which identified proven reserves of 288,900 tonnes of ore at an average grade of 4.04 g/t, or 37,500 ounces, and probable reserves of 351,900 tonnes at an average grade of 5.57 g/t, or 63,000 ounces of gold. Measured resources totalled 248,000 tonnes of ore at an average grade of 4.72 g/t, or 37,600 ounces of gold, while indicated resources were 488,400 tonnes at an average grade of 5.53 g/t, or 86,800 ounces of gold. As at December 31, 2005, the Company recorded a non-cash write-down of mining assets of $26,040,953 related to the East Amphi property.

In 2006, the Company plans to extract approximately 200,000 tonnes of ore at an average grade of 4.0 g/t for production of approximately 25,000 ounces of gold; it also plans to continue exploration in the normal course of its operations, with the objective of converting resources into reserves.

06	RICHMONT MINES INC.

Island Gold – As stipulated in the agreement signed in 2003, Patricia Mining Corp. granted the Company the option of acquiring a 55% interest in the property by bringing it into production or by investing up to $10 million in exploration and development work. Richmont Mines fulfilled this obligation and holds a 55% interest in this project since the fourth quarter of 2005.

In the financial statements for the year ended December 31, 2005, Richmont Mines consolidated 100% of the Island Gold project, in compliance with AcG-15, which stipulates that a holder of variable interests must consolidate the accounts if it intends to assume the majority of the expected losses and/or receive the majority of the residual returns of the variable interest entity (VIE). As Richmont Mines holds a 55% stake in the unincorporated joint venture, and as its share of the earnings and/or losses will differ from the percentage that it owns, the Company is therefore considered the primary beneficiary of the VIE.

In 2005, Richmont Mines invested $12,622,482 in the Island Gold project. The work performed to date has allowed, among other things, for the development of underground infrastructures and the confirmation and expansion of the resources that were identified in 2004 by Patricia Mining Corp. As at December 31, 2005, measured resources totalled 29,277 tonnes of ore at an average grade of 10.90 g/t, or 10,261 ounces of gold; indicated resources totalled 294,680 tonnes at an average grade of 11.19 g/t, or 106,016 ounces of gold; and inferred resources totalled 352,028 tonnes at an average grade of 12.08 g/t, or 136,705 ounces of gold.

In 2004, following the publication of the results of the exploration program on this property that was completed by Patricia Mining Corp., Richmont Mines decided to invest up to $10 million to advance exploration and development work in order to earn a 55% interest in the project. The amount of $359,567 had been invested in an additional joint exploration program.

DEVELOPMENT AND DRILLING PERFORMED AT THE ISLAND GOLD PROPERTY (in metres)
2005

Development in ore	356
Crosscuts and ventilation drifts	653
Ventilation raises	206
Ramp (vertical depth of 255 metres)	860
Service infrastructures	35
Exploration drilling	7,903

The Company plans to prepare a reserve calculation, using the data from drilling that will be available in September 2006. In the third quarter of 2006, Richmont Mines plans to restart the mill located on site, which has a capacity of 650 tonnes per day, and to begin processing ore from development. Subsequently, the Company plans for the milling work to continue with the processing of ore from the Island Gold property so as to achieve production during the second half of the year.

Valentine Lake – In 2005, an investment of $393,200 was made to complete 1,745 metres of drilling at the Valentine Lake property, located in Newfoundland. In 2004, Richmont Mines had allocated $1,056,283 to this property and identified inferred resources of approximately 920,000 tonnes of ore at an average grade of 8.51 g/t, or 251,600 ounces of gold, which corresponds to the 70% interest that Richmont Mines could eventually obtain. In 2003, Richmont Mines had invested $33,649.

2005 ANNUAL REPORT	07

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

In 2006, the Company plans to continue drilling on this property. Richmont Mines has the option to acquire from Mountain Lake Resources Inc. an interest of 70% in this property by investing an additional amount of approximately $1.1 million before the end of October 2007.

Sewell and Cripple Creek – In 2005, no significant investment was made on the Sewell property, located near Timmins, Ontario, compared with $97,175 in 2004, which was used to complete 1,034 metres of drilling. Moreover, Richmont Mines dedicated an amount of $175,030 for the completion of 1,912 metres of exploration drilling on the Cripple Creek property, located in the same region. In 2004, the Company invested $156,268 for 1,900 metres of drilling. The zones identified remain open laterally to the west and are also open at depth; they include a primary gold-bearing zone over more than 800 metres. Nonetheless, no calculation of resources has been made. No significant amount was invested in 2003.

Camflo Northwest – In 2005, the Company allocated an amount of $67,615 for 881 metres of drilling on the Camflo Northwest property, whereas $47,559 was invested in 2004 for 438 metres of drilling. Nonetheless, the results of the drilling have not demonstrated any interception in gold-bearing zones. In 2003, investments of $116,430 went towards the completion of 3,052 metres of drilling. The cumulative investments of the last three years enabled the Company to acquire a 50% interest in this property.

Francoeur Area – In 2005, Richmont Mines performed exploration work on the Francoeur property for an amount of $49,974. One low-grade gold-bearing zone was identified, and other drill targets might be tested in 2006.

In 2004, the Company concluded an agreement with Cadillac-West Exploration Inc., which committed itself to invest $0.5 million in exploration, after which it will have the right to acquire from Richmont Mines an interest of 50% in the Norcoeur and Lac Fortune group of properties by completing exploration programs of $2.2 million and $1.5 million, respectively, over three years. In accordance with this agreement, Cadillac-West Exploration completed a drilling program of approximately $300,000 in 2005 on the Norcoeur and Lac Fortune group of properties. The work led to the completion of 2,496 metres of drilling, and gold-bearing zones were intersected. Cadillac-West Exploration must complete its $0.5 million exploration program before May 22, 2006.

In 2003, Richmont Mines invested $1,776,152 in underground exploration work.

Wasamac – In 2005, the Company dedicated an amount of $39,685 to perform 375 metres of drilling on the Wasamac property, whereas an amount of $290,982 was invested in 2004.

In 2004, the investment was used to perform 3,850 metres of drilling, which led to the extension of the mineralized zone over more than 1.1 kilometres laterally to a depth of 800 metres. Calculations indicate inferred resources of 1,280,000 tonnes at an average grade of 6.92 g/t, or 285,200 ounces of gold. The Company believes that this property's potential can be increased both laterally and at depth. In 2003, investments of $551,320 were made in exploration drilling that identified the inferred resources mentioned above.

Richmont Mines plans to evaluate the project in 2006 depending on market conditions.

08	RICHMONT MINES INC.

TABLE OF RESERVES AND RESOURCES
		December 31, 2005			December 31, 2004
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	Contained

Beaufor Mine
Proven reserves[1]	114,600	7.31	26,900	165,000	6.98	37,000
Probable reserves[1]	392,000	8.98	113,200	500,000	8.66	139,000
Measured resources	101,800	5.36	17,600	54,000	6.27	10,900
Indicated resources	629,300	6.77	137,000	774,000	6.53	162,500
Inferred resources	46,000	9.42	13,900	55,000	9.41	16,700

East Amphi Mine
Proven reserves[1]	288,900	4.04	37,500	-	-	-
Probable reserves[1]	351,900	5.57	63,000	-	-	-
Measured resources	248,000	4.72	37,600	317,000	6.04	61,500
Indicated resources	488,400	5.53	86,800	610,000	6.06	118,900
Inferred resources	308,500	5.95	59,000	943,000	5.72	173,500

GOLD PROJECTS
Island Gold[2]
Measured resources	16,100	10.90	5,600	-	-	-
Indicated resources	162,100	11.19	58,300	150,000	12.30	59,400
Inferred resources	193,600	12.08	75,200	183,000	12.90	75,900

Francoeur
Indicated resources	885,000	7.90	227,500	885,000	7.90	227,500

Valentine Lake[3]
Inferred resources	920,000	8.51	251,600	920,000	8.51	251,600

Wasamac
Inferred resources	1,280,000	6.92	285,200	1,280,000	6.92	285,200

TOTAL GOLD
Proven and probable reserves	1,147,400	6.52	240,600	665,000	8.24	176,000
Measured and indicated
resources	2,530,700	7.01	570,400	2,790,000	7.11	640,700
Inferred resources	2,748,100	7.75	684,900	3,381,000	7.40	802,900

1 In 2005, based on a price of US$450/oz and an exchange rate of 1.20 (in 2004, a price of US$400 and an exchange rate of 1.31).

2 Richmont Mines' share – 55%.

3 Richmont Mines' share – Option to acquire 70%.

Financial results

The write-down of the mining assets of the East Amphi property, combined with the decline in production at the Beaufor Mine, yielded a net loss of $27,480,010 for 2005, or $1.54 per share, compared with net earnings of $732,096, or $0.05 per share, in 2004. In 2003, net earnings were $5,034,541, or $0.32 per share. The difference between 2003 and 2004 can be explained primarily by a decline in production in 2004 following the closure of the Hammerdown Mine.

Richmont Mines plans to return to profitability in 2006 with the start of commercial production of the East Amphi property, since February 1st, 2006, and the start of production at the Island Gold project, planned for the second half of the year. Moreover, the Company has no long-term debt and has working capital of $21,877,251 as at December 31, 2005.

2005 ANNUAL REPORT	09

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

FINANCIAL ASPECTS

The preparation of financial statements involves making estimates and assumptions that have a significant impact on the reported amounts of revenues, expenses, assets and liabilities. The items most dependent on the use of estimates include the useful life of assets, amortization and depletion calculations based on proven and probable reserves, the calculation of asset retirement obligations as well as future income and mining taxes. Consequently, future results may differ from these estimates.

In 2005, except for the application of the AcG-15 regarding the accounting for the Island Gold project, as explained under the heading "Summary of operational and financial results for 2005, 2004 and 2003 – Island Gold", there was no changes to accounting policies made during the course of the year.

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 17 of the financial statements, these accounting principles differ in certain material respects from the accounting principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States.

CONSOLIDATED RESULTS

Revenues

Precious metals - For the fiscal year ended December 31, 2005, revenues from the sale of precious metals totalled $19,845,054, compared with $36,981,017 in 2004. The difference of $17,135,963 is essentially attributable to the decline in ounces of gold sold, which is related to the closure of the Hammerdown Mine and to the decreased production at the Beaufor Mine. In 2005, 36,649 ounces of gold came from the Beaufor Mine and 307 ounces from the Hammerdown Mine, whereas in 2004, 52,623 ounces of gold produced at the Beaufor Mine and 16,584 ounces produced at the Hammerdown Mine were sold. Due to the rise of the gold price, the average selling price obtained in 2005 was $537 (US$433) per ounce, compared with $534 (US$410) per ounce in 2004. However, the appreciation of the Canadian currency in 2005 limited the benefits.

For the fiscal year ended December 31, 2003, revenues from the sale of precious metals were $48,103,530. In all, 92,892 ounces of gold, of which 55,774 ounces from the Beaufor Mine and 37,118 ounces from the Hammerdown Mine, were sold at an average price of $518 (US$370).

Other revenues – Other revenues totalled $1,799,979 in 2005, compared with $2,660,390 in 2004. They came primarily from custom milling activities and from interest income. In 2003, they totalled $2,205,511 and included interest income and government assistance of $1,006,196.

Expenses

Operating costs – In 2005, the absence of activity on the site of the Hammerdown Mine and the fall in production at the Beaufor Mine led to a reduction in operating expenses, which totalled $16,521,478, compared with $26,094,650 in 2004. In 2005, ore totalling 199,269 tonnes from the Beaufor Mine was processed, whereas 306,851 tonnes of ore were processed in 2004.

10	RICHMONT MINES INC.

In 2003, operating expenses were $30,324,791. The difference between 2004 compared with 2003 is attributable primarily to the decline in production caused by the slowdown in production at the Hammerdown Mine. In all, 306,851 tonnes of ore were processed in 2004, whereas the ore processed in 2003 totalled 343,504 tonnes.

The average cost of production per ounce sold was $453 (US$374) for 2005, compared with $383 (US$294) for 2004. This increase in the average cost can be explained primarily by the closure of the Hammerdown Mine in May 2004 and the decline in production at the Beaufor Mine, which had total sales of 36,956 ounces in 2005, while the combined production of the Beaufor and Hammerdown mines allowed for sales of 69,207 ounces in 2004. The Beaufor Mine's two-month production shutdown, the lower production of the fourth quarter, the decrease in gold grades and the increase in the cost of the material used also contributed to the rise in the average production cost in 2005. In addition, the strength of the Canadian dollar is reflected in the average cost per ounce expressed in US dollars, as the costs of production are incurred in Canadian dollars. In 2005, the increase of US$80 in the production cash cost per ounce is attributable to three factors. The decline in grades resulted in a rise of US$63, the appreciation of the Canadian dollar led to an increase of US$23, and, finally, the cost per tonne led to a decrease of US$6. Although the Company has no control over the strength of the dollar and the price of materials, Richmont Mines expects to see an improvement in the average grade of the ore and a stabilization of metal market prices in 2006.

The average cost of production per ounce sold was $383 (US$294) in 2004 and $336 (US$240) in 2003. This increase in the average cost is due primarily to the drop in production at the two mines, which had total sales of 69,207 ounces in 2004, whereas sales of 92,892 ounces were achieved in 2003. These increases can be explained, on the one hand, by the fall in the grades of ore extracted from the Beaufor and Hammerdown mines. On the other hand, the cost per ounce in US dollars is also influenced by the appreciation of the Canadian dollar on conversion of the costs of production, which are incurred in Canadian dollars.

Royalties – Due to the decline in production, and consequently in sales, the royalties paid in 2005 totalled $231,381, compared with $430,325 in 2004, a year in which royalties were paid on ounces sold that came from the production of the Beaufor and Hammerdown mines.

In 2003, royalties paid were $851,242. The difference relative to the amount paid in 2004 is essentially due to the reduction in ounces of gold sold and to the exemption from payment of royalties on the last 13,000 ounces produced at the Hammerdown Mine. According to the agreement to this effect, Richmont Mines was exempt from paying royalties on the first 70,000 ounces of gold produced and on amounts in excess of 130,000 ounces of gold.

Custom milling - In 2005, ore totalling 42,842 tonnes was milled, compared with 70,268 tonnes in 2004. No custom milling was done in 2003. In 2005, the Company gave priority to the processing of the ore from bulk sampling from the East Amphi property, which explains the decline. Activities related to custom milling represented expenses of $722,285 in 2005, compared with $973,056 in 2004. Note that the revenues from custom milling are presented under the caption "Other revenues" in the consolidated results. Richmont Mines plans to perform custom milling of approximately 30,000 tonnes of ore in 2006.

2005 ANNUAL REPORT	11

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Administration – Expenses related to administration totalled $3,923,063 in 2005, compared with $3,036,622 in 2004. The increase in these expenses is due in part to stock-based compensation, which was $1,349,711, compared with $902,370 in 2004, and to the increase in general administrative expenses.

In 2003, expenses related to administration were $2,772,658. The difference between 2003 and 2004 is due primarily to stock-based compensation, which rose from $354,102 to $902,370 in 2004.

Exploration and project evaluation – As in previous years, Richmont Mines continued its investments related to exploration and project evaluation. These expenses fell from $3,626,107 in 2003 to $3,475,339 in 2004 and to $2,375,274 in 2005. The differences are attributable primarily to a slowdown in exploration at certain properties, notably Wasamac, Sewell and Cripple Creek, Monique and Camflo Northwest, as a result of the exploration and development efforts that were spent at the Beaufor, East Amphi and Island Gold properties. The following table shows the amounts invested in these properties for the past three years.

Investments for exploration and project evaluation

	2005	2004	2003
	$	$	$

Beaufor Mine	862,150	980,166	1,221,682
Hammerdown Mine	-	186,631	710,289
Francoeur Mine	49,974	10,864	1,776,152
Valentine Lake property	393,200	1,056,283	33,649
Wasamac property	39,685	290,982	551,320
Other properties	610,023	1,080,642	217,950
Project evaluation	521,764	349,763	309,664

	2,476,796	3,955,331	4,820,706

Exploration tax credits	101,522	479,992	1,194,599

	2,375,274	3,475,339	3,626,107

Accretion expense of asset retirement obligations – This charge was $167,245 in 2005, compared with $159,726 in 2004 and $150,848 in 2003. As the Company's production and exploration activities are subject to a variety of laws and federal and provincial regulations governing the protection of the environment, the Company has reported the asset retirement obligations for the mining sites on the basis of management's best estimate of the future costs. These estimates may be subject to changes if the laws and regulations are changed or if new events arise.

Depreciation and depletion – The amounts related to depreciation and depletion totalled $1,617,356 in 2005, compared with $3,548,287 in 2004 and to $4,817,968 in 2003. The differences are attributable primarily to the decline in gold sales, which were 36,956 ounces in 2005, 69,207 ounces in 2004, and 92,892 ounces in 2003.

12	RICHMONT MINES INC.

Write-down of mining assets – As part of its periodic evaluation of the book value of its assets as described in note 1 g) of the financial statements, the Company determined that a write-down of the mining assets of the East Amphi property was necessary. The Company acquired this property in December 2003 for an amount of $7,104,894 and performed significant exploration work and the installation of surface infrastructures during 2004 and 2005, for an amount totalling $24,089,572.

2005
$

Existing carrying value, before write-down of mining assets	31,194,466

New carrying value
Cash flow from operation of the mine	*13,552,942
Investment in property, plant and equipment	*(8,929,533)
Property, plant and equipment salvage value	530,104

New carrying value	5,153,513
Write-down of mining assets	26,040,953
* Discount rate used 8%

The discounted future cash flow method was used to set the fair value of this property's mining assets. This method is based on revenues from proven and probable reserves, the costs of production, the investments required to extract these reserves, and the residual value of the assets at the end of the project. The price of gold that the Company used is US$500 per ounce and an exchange rate of 1.15 (US$0.87), for a price in Canadian dollars of $575 per ounce. This evaluation resulted in a non-cash charge of $26,040,953 for this property as at December 31, 2005. When the reduction of $3,134,699 in future mining and income taxes is taken into account, the net write-down is $22,906,254.

Mining and income taxes

In 2005, mining and income taxes showed a recovery of $2,479,820, compared with charges of $631,437 in 2004 and of $1,725,596 in 2003. This situation is directly related to the operating loss before the write-down of mining assets and tax expenses in 2005, compared with earnings in 2004 and 2003. Details on taxes are found in note 6 of the financial statements.

Minority interest

In the consolidated results, the minority interest totalled $5,828 in 2005, compared with $559,869 in 2004 and $1,005,290 in 2003. This amount represents the share of earnings due to the minority shareholders of Louvem Mines Inc., in which Richmont Mines owns a 70% interest, and to the share of the losses from the Island Gold project for 2005 that belongs to Patricia Mining Corp., a partner in this project.

Net earnings (loss)

In 2005, the write-down of mining assets for the East Amphi property and the decrease in the level of production that was caused by the planned two-month production shutdown at the Beaufor Mine, by the decline in the average grade and by the lack of a contribution from the Hammerdown Mine are elements that had a major effect on the Company's profitability relative to 2004.

2005 ANNUAL REPORT	13

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Revenues generated by gold sales declined, and the costs of production rose relative to the number of ounces of gold produced. In 2005, this special context for Richmont Mines resulted in a net loss of $27,480,010, or $1.54 per share.

In 2004, the Company's net earnings were $732,096, or $0.05 per share, compared with $5,034,541, or $0.32 per share, in 2003. The differences for these years are attributable primarily to the decline in revenues from precious metals, which is due to the decrease in production and the reduced sales.

BALANCE SHEET

Assets

The total assets of Richmont Mines fell from $56,193,554 as at December 31, 2004, to $54,226,497 at the end of 2005. This decline is due to the write-down of the mining assets of the East Amphi property.

Cash and cash equivalents fell from $25,269,901 as at December 31, 2004, to $14,678,478 as at December 31, 2005, because of the investments made in the East Amphi and Island Gold properties.

Receivables rose from $1,654,835 in 2004 to $2,783,351 in 2005. The increase is due to the funds advanced to Patricia Mining Corp. as provided for in the agreement related to the Island Gold project. Under this agreement, signed with Patricia Mining Corp. in 2003, after investing an amount of $10 million in the project, Richmont Mines agreed to finance the project's development up to an additional amount of $10 million. The money advanced to Patricia Mining Corp. bears interest at the Canadian prime rate plus 3%. As at December 31, 2005, the Company had advanced $1,678,500 to its partner.

Mining and income taxes receivable rose from $1,620,141 in 2004 to $5,441,853 in 2005. The difference is attributable primarily to a tax recovery recorded based on the operating loss suffered in 2005.

Liabilities

The amount of liabilities was $13,762,995 as at December 31, 2005, compared with $10,782,019 at the same date in 2004, and is composed of short-term liabilities, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

The substantial change in liabilities is attributable to the asset retirement obligations and the minority interest. An amount of $1,665,005 was accounted for under "Minority interest" in accordance with AcG-15, which has been in effect since January 2005, which relates to the "Consolidation of variable interest entities" following the consolidation of the Island Gold project.

Richmont Mines must evaluate on a periodic basis the assumptions used in the calculation of the asset retirement obligations related to eventual closure of its mining sites. At the end of the fiscal year ended December 31, 2005, the Company had the following financial legal obligations:

14	RICHMONT MINES INC.

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Newfoundland	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5
Island Gold property	721,866	2010	5.5

	4,558,142

Future mining and income taxes

Note that future mining and income taxes were recorded as both assets and liabilities, since these amounts come from different corporate entities and various legislations, such as federal, provincial and mining taxes. Note 6 of the financial statements provides detailed information about tax reconciliation as well as future income tax assets and liabilities.

Future tax obligations total $11,236,870 before a valuation allowance of $9,945,965. They come from property, plant and equipment, asset retirement obligations, share issue costs and loss carry-forwards.

Since the Company anticipates that it is more likely than not that it will recover part of its future tax assets, a net amount of $1,290,905, after valuation allowance, has been recorded on the balance sheet. The valuation allowance, totalling $9,945,965, is made up of tax assets that are currently deemed unlikely to be recoverable.

The available non-refundable provincial and federal tax credits of $4,509,729 and $1,985,557, respectively, can be carried forward for ten years and were not reported as assets because the Company is not confident that they will reduce the taxes due in future years. All tax liabilities, in the amount of $1,571,257, were recorded.

Shareholders' equity

Shareholders' equity totalled $40,463,502 as at December 31, 2005, compared with $45,411,535 at the end of 2004. The difference comes primarily from the rise in capital stock, which increased from $29,236,630 in 2004 to $50,600,371 in 2005 as a result of two private placements. In June 2005, 3,246,000 common shares at a unit price of $4.90 were issued, for gross proceeds of $15,905,400. In December 2005, 1,500,000 common flow-through shares at $5.00 each were issued, for gross proceeds of $7,500,000. The total issue costs were $2,212,619. The contributed surplus rose from $2,894,356 in 2004 to $4,272,898 in 2005. The difference of $1,378,542 is primarily attributable to the charge for stock-based compensation. Retained earnings were $13,280,549 as at December 31, 2004, compared with a deficit of $14,409,767 as at December 31, 2005, as a result of the loss of $27,480,010 mainly related to the write-down of the mining assets of the East Amphi property.

2005 ANNUAL REPORT	15

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

At year-end 2005, Richmont Mines had 20,994,553 shares outstanding, 1,948,000 options granted under its stock-purchase plan and 90,000 options outside the plan at a price of $5.00 each, valid until December 5, 2006, granted to underwriters of the private placement concluded last December 6th.

CONSOLIDATED CASH FLOWS

Cash flow from (used in) operations

In 2005, the net loss of $4,574,000 before write-down of mining assets, compared with net earnings of $732,096 in 2004, explain the decrease of cash flow from operations before net change in non-cash working capital, which was $2,180,859 in 2005, compared with $6,075,315 in 2004. The difference in the net change in non-cash working capital and payment of asset retirement obligations, which was a use of cash flow of $6,842,193 in 2005, compared with a cash flow of $1,142,400 in 2004, is due primarily to the increase in receivables, income taxes receivable and inventory reported on the consolidated balance sheets. As at December 31, 2005, receivables were $2,783,351, compared with $1,654,835 in 2004. Mining and income taxes receivable totalled $5,441,853, compared with $1,620,141 on the same date in 2004. Inventories were $3,368,115 in 2005, compared with $1,345,299 in 2004, this increase is attributable to the inventory of 1,022 ounces of gold and 16,980 tonnes of ore at year-end 2005.

In 2004, the decline in the Company's net earnings, which fell from $5,034,541 in 2003 to $732,096 in 2004 as a result of the reduction in revenues from metals, which totalled $48,103,530 in 2003 whereas they had been $36,981,017 in 2004, had a negative effect on cash flow from operations before net change in non-cash working capital and payment of asset retirement obligations, which was $10,900,358 in 2003, compared with $6,075,315 in 2004.

Cash flow used in investments

The Company made major investments in exploration at the East Amphi property in 2005. The work and the acquisition of property, plant and equipment, at a total cost of $13,215,310, are detailed under the heading "Summary of operational and financial results for 2005, 2004 and 2003 – East Amphi". In 2004, an amount of $10,504,244 was invested, whereas an amount of $7,104,894 was allocated to the acquisition of the property in 2003.

An investment of $12,622,482 was also incurred, among other things, for the acquisition of a 55% interest in the Island Gold property. Development and exploration work was completed, and the details are reported under the heading "Summary of operational and financial results for 2005, 2004 and 2003 – Island Gold".

In 2005, Richmont Mines invested $2,770,812 to continue underground development work at the Beaufor Mine, compared with $1,478,118 in 2004, whereas $1,255,345 was invested in 2003. The details are indicated under the heading "Summary of operational and financial results for 2005, 2004 and 2003 – Beaufor".

In 2005, $426,719 was invested in other property, plant and equipment, principally to restore the tailings ponds at the Camflo Mill. In 2004, an amount of $642,216 was also invested to complete work to improve the site. In 2003, an amount of $681,020 was invested to restore the mill building and its equipment.

16	RICHMONT MINES INC.

No security deposit was made in 2005. The Company now has access to a credit facility that allows it to issue letters of credit as guarantee of the restoration of its mining sites. The amount of $1,286,061 in security deposits was recovered in 2004 following the issuance of letters of credit.

In 2004, cash flow used in investments totalled $11,258,417, compared with $37,230 in 2003. Net receipts of $80,100 from temporary investments were recorded, whereas they had been $10,505,685 in 2003. Security deposits of $1,286,061 that were used principally to ensure the restoration of the mining sites of Richmont Mines were recovered in 2004. In return, the Company had a $3 million credit facility to issue letters of credit as guarantee for the fulfilment of its asset retirement obligations.

Cash flow from financing activities

During 2005, Richmont Mines issued 3,246,000 common shares at $4.90 per share as part of a private placement of $15,905,400 that was concluded on June 28. The net proceeds, which totalled $14,663,527, were used primarily for the exploration and development of the East Amphi and Island Gold properties, for the purchase of mining equipment and for the Company's general needs. Last December 6, Richmont Mines issued 1,500,000 common flow-through shares at a price of $5.00 per share, for gross proceeds of $7,500,000, which will be used primarily for exploration at the Island Gold property. The net proceeds from this private placement totals $6,851,759.

During 2005, the Company issued 154,500 common shares following the exercise of stock options, for an amount of $289,845. Through its share buyback program, which expired on July 8, 2005, Richmont Mines also repurchased 75,600 common shares for an amount of $345,630. In addition, one of its subsidiaries repurchased 141,000 common shares for a total amount of $60,755 under its own share buyback program.

In 2004, the Company issued 203,000 shares following the exercise of stock options, for an amount of $705,650. It completed a private placement by issuing 110,000 flow-through shares for an amount of $770,000. During the same year, Richmont Mines repurchased 217,000 common shares for an amount of $1,088,001 under its share buyback program. In addition, one of its subsidiaries repurchased 172,300 common shares for an amount of $142,586 under its own share buyback program.

In 2003, the Company issued 380,900 shares following the exercise of stock options, for an amount of $1,158,320. It completed a private placement by issuing 60,753 flow-through shares for a net amount of $500,000. During the same year, Richmont Mines repurchased 115,300 common shares for an amount of $577,201 under its share buyback program.

Cash and cash equivalents

As at December 31, 2005, the Company held cash and cash equivalents in the amount of $14,678,478, compared with $25,269,901 at year-end 2004. The decline in liquidity is attributable in particular to cash flow used in investments, which rose to $29,038,101. During the year, however, Richmont Mines completed two private placements, which yielded net proceeds of $21,546,052.

At the end of 2004, cash and cash equivalents totalled $25,269,901, compared with $29,083,879 at year-end 2003.

2005 ANNUAL REPORT	17

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

QUARTERLY REVIEW 2005
								Quarter		Year
		Q1		Q2		Q3		Q4		2005

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Total revenues		7,365		7,128		3,052		4,100		21,645
Operating costs		4,841		5,274		2,601		3,806		16,522
Royalties		76		85		31		40		232
Custom milling		405		-		317		-		722
Administration		695		1,407		934		887		3,923
Exploration and project evaluation		554		507		717		597		2,375
Accretion expense1		40		40		40		47		167
Depreciation and depletion		462		456		309		390		1,617
Mining and income taxes		126		428		(444)		545		655
Minority interest		66		101		(63)		(98)		6

Net earnings (loss) before write-down
of mining assets		100		(1,170)		(1,390)		(2,114)		(4,574)
Write-down of mining assets		-		-		-		26,041		26,041
Recovery of future mining and income taxes		-		-		-		(3,135)		(3,135)

Net earnings (loss)		100		(1,170)		(1,390)		(25,020)	(27,480)

Cash flow from operations2		1,073		(713)		774		1,047		2,181
Investments in property, plant and equipment		5,729		6,933	10,692			5,682		29,036
Cash, cash equivalents and short-term
investments		19,312		25,822	15,349			15,491		15,491
Working capital		20,947		28,084	18,133			21,877		21,877
Shareholders' equity		45,027		59,428	58,353			40,464		40,464

KEY PER-SHARE DATA (CAN$)
Net earnings (loss)		0.01		(0.07)		(0.08)		(1.40)		(1.54)
Weighted average number of shares
outstanding (thousands)		16,165		16,143	19,485			19,504		17,838
Shares outstanding (thousands)		16,108		19,485	19,488			20,995		20,995

OUNCES OF GOLD SOLD
Beaufor Mine		12,133		13,223		4,931		6,362		36,649
Hammerdown Mine		307		-		-		-		307

Total		12,440		13,223		4,931		6,362		36,956

KEY PER-OUNCE OF GOLD DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate	1.21	1.00	1.21	1.00	1.21	1.00	1.21	1.00	1.21	1.00
Selling price	526	434	531	438	531	438	575	475	537	443
Market price	517	427	517	427	533	440	586	484	538	444
Cash cost
Beaufor Mine	405	334	405	334	533	440	604	499	457	377
Hammerdown Mine	18	15	-	-	-	-	-	-	18	15
Weighted average	395	326	405	334	533	440	604	499	453	374

Depreciation and depletion	23	19	24	20	34	28	38	31	28	23

Total cost	418	345	429	354	567	468	642	530	481	397

1 relative to asset retirement obligations

2 before net change in non-cash working capital and payment of asset retirement obligations

18	RICHMONT MINES INC.

QUARTERLY REVIEW 2004
								Quarter		Year
		Q1		Q2		Q3		Q4		2004

PRINCIPAL FINANCIAL DATA (in thousands of CAN$)
Total revenues		7,195	13,563		10,124			8,759		39,641
Operating costs		5,115		9,352		5,885		5,743		26,095
Royalties		101		141		89		99		430
Custom milling		231		-		288		454		973
Administration		1,225		526		551		735		3,037
Exploration and project evaluation		841		650		1,021		963		3,475
Accretion expense1		43		44		43		30		160
Depreciation and depletion		913		1,132		1,026		477		3,548
Mining and income taxes		(176)		350		365		92		631
Minority interest		24		216		114		206		560

Net earnings (loss)		(1,122)		1,152		742		(40)		732

Cash flow from operations2		398		2,380		2,201		1,096		6,075
Investments in property, plant and equipment		1,527		2,977		3,384		4,737		12,625
Cash, cash equivalents and short-term
investments		27,002	28,284		28,308			26,080		26,080
Working capital		30,290	28,853		28,726			25,925		25,925
Shareholders' equity		43,568	44,160		44,897			45,412		45,412

KEY PER-SHARE DATA (CAN$)
Net earnings (loss)		(0.07)		0.07		0.05		-		0.05
Weighted average number of shares
outstanding (thousands)		16,180	16,172		16,088			16,069		16,127
Shares outstanding (thousands)		16,222	16,100		16,072			16,170		16,170

OUNCES OF GOLD SOLD
Beaufor Mine		6,962	19,185		11,502			14,974		52,623
Hammerdown Mine		5,221		5,402		5,961		-		16,584

Total		12,183	24,587		17,463			14,974		69,207

KEY PER-OUNCE OF GOLD DATA	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$	CAN$	US$
Average exchange rate	1.30	1.00	1.30	1.00	1.30	1.00	1.30	1.00	1.30	1.00
Selling price	542	416	536	412	529	406	531	408	534	410
Market price	531	408	511	393	522	401	565	434	534	410
Cash cost
Beaufor Mine	434	333	400	307	397	305	391	300	401	308
Hammerdown Mine	420	323	335	257	235	180	-	-	326	251
Weighted average	428	329	386	297	342	263	391	300	383	294

Depreciation and depletion	69	53	42	32	53	41	19	15	45	35

Total cost	497	382	428	329	395	304	410	315	428	329

1 relative to asset retirement obligations

2 before net change in non-cash working capital and payment of asset retirement obligations

2005 ANNUAL REPORT	19

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

SUMMARY OF RESULTS FROM THE PAST EIGHT QUARTERS

The quarterly differences observed in the revenues from the past eight quarters are directly related to gold sales, which follow the course of production. Quarterly differences with an effect on net earnings or net loss are also determined by this factor. For the first three quarters of 2004, the production of Richmont Mines came from the Beaufor and Hammerdown mines, whereas for the next five quarters it came from the Beaufor Mine alone. In May 2004, following the depletion of reserves, the Company extracted the last tonnes of ore from the Hammerdown Mine, and sales of ounces of gold continued until July 2004. Since the fourth quarter of 2004, the gold output of Richmont Mines has come entirely from the activities at the Beaufor Mine, where regular exploration and underground development work is being completed to maintain the rate of production.

RESULTS OF THE FOURTH QUARTER OF 2005

Consolidated results

Revenues

For the fourth quarter of 2005, revenues totalled $4,100,286, compared with $8,759,601 in 2004. This decrease is attributable primarily to the decline in production at the Beaufor Mine as a result of the drop in tonnes of ore mined and milled and the decline in grades. The drop in tonnes mined is attributable in part to a higher dilution in a long-hole stope that caused a substantial drop in the rate of extraction. In addition, during the month of December, the Camflo Mill processed bulk sampling from East Amphi, leaving an inventory of 12,118 tonnes of ore from the Beaufor Mine.

Precious metals – In the fourth quarter of 2005, 6,362 ounces of gold were sold at an average price of US$475, and revenues of $3,657,884 were recorded. During the fourth quarter of 2004, 14,974 ounces of gold were sold at an average price of US$408 and thus generated revenues of $7,947,707. The difference in revenues is attributable to the decline in ounces of gold sold as a result of the drop in production at the Beaufor Mine.

Other revenues – In the fourth quarter of 2005, revenues totalled $442,402, compared with $811,894 in the same quarter in 2004. For the three-month period ended December 31, 2005, these revenues were composed primarily of interest income, whereas for the corresponding period in 2004, they were also composed of revenues from custom milling.

Expenses

Operations – Operating expenses totalled $3,806,023 in the fourth quarter of 2005, whereas they were $5,743,357 in the same quarter of 2004. This reduction in costs is attributable primarily to the decline in production. For the fourth quarter of 2005, tonnes mined and processed totalled 36,448, compared with 63,275 for the same period in 2004. In the fourth quarter of 2005, the ounces of gold were produced at an average cash cost of US$499, whereas in 2004, they were produced at an average cash cost of US$300. The increase in the average cash cost is directly related to a lower tonnage mined and processed and to the average recovered grade, which was 4.64 g/t for the fourth quarter of 2005, compared with 6.40 g/t for the same period in 2004. The recovery rates at the mill for the three-month periods ended December 31, 2004 and 2005, were 98.45% and 98.15%, respectively.

20	RICHMONT MINES INC.

The lower availability of broken ore in the long-hole stopes, the excessive dilution in one particular stope and the premature closure of two room-and-pillar stopes contributed greatly to the reduction in tonnage and to the decline in grades during the fourth quarter of 2005. Moreover, the write-down of the mining assets of the East Amphi property entailed a non-cash expense of $26,040,953 and a recovery of future mining and income taxes in the amount of $3,134,699, for a net write-down of $22,906,254.

Net loss

The net loss was $25,020,517, or $1.40 per share, compared with a net loss of $40,306, or nil per share, for the fourth quarter of 2004. The increased loss is due primarily to the write-down of the mining assets of the East Amphi property. Cash flow from operations before net change in non-cash working capital and payment of asset retirement obligations was $1,047,220 for the fourth quarter of 2005, compared with $1,095,523 for the same quarter in 2004.

Cash flow from financing activities

In December 2005, the Company issued 1,500,000 flow-through shares at a unit price of $5.00. These funds will be used primarily for exploration at the Island Gold property. In addition, an option to purchase 90,000 common shares at a price of $5.00 during a 12-month period was granted to the underwriters. In December 2004, the Company completed a private placement by issuing 110,000 flow-through shares for a net amount of $770,000.

Acquisition of a majority interest in the Island Gold property

Having invested $12,622,482 in the development and exploration of the Island Gold project since the beginning of the year, the Company acquired its 55% interest in the project from Patricia Mining Corp. during the fourth quarter of 2005, under the agreement signed in 2003. In compliance with AcG-15 of the CICA, the Company has consolidated the Island Gold project in its financial statements.

Option on Nugget Pond

In November 2005, Richmont Mines signed a 12-month agreement with New Island Resources Inc., under which an option was granted for the sale of the Nugget Pond property, including the gold-processing mill, located on Green Bay in Newfoundland and Labrador. To exercise the option, New Island made a non-refundable payment of $250,000 and must complete an exploration program of $1,000,000 on the property. At the time that the option is exercised, New Island will need to pay an additional amount of $2,250,000 to Richmont Mines and assume the site's environmental obligations. The Company will have the right to retain a 30% interest in the property by reducing by $1,000,000 the purchase price proposed to New Island. While the option remains valid, Richmont Mines will have control over and responsibility for the operation and maintenance of the mill and will also evaluate possibilities of custom milling. The Nugget Pond mill processed the ore from the Hammerdown Mine, and the mill's facilities have been inactive since the mine's closure in 2004.

2005 ANNUAL REPORT	21

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

GENERAL ANNUAL INFORMATION

Commitments and contingency

The Company is subject to royalty payments on the output of the Beaufor Mine and of certain other properties, if they should be put into commercial operation.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

Labour relations

Richmont Mines offers its employees competitive compensation, including attractive benefits, as well as a Stock Option Purchase Plan for management. As at December 31, 2005, the Company employed a total of 257 workers. Work safety is a priority for Richmont Mines, and the Company spares no effort in this regard; there is a very active health and safety committee at the Beaufor Mine and at the Camflo Mill. Furthermore, thanks to employee safety awareness, the Beaufor Mine has had a good record of health and safety in the workplace for the past five years, with two periods of more than one year each with no compensating accidents. The employees at the Camflo Mill are just as safety-conscious, and the health and safety record there shows no compensating accidents for more than four years. In 2005, however, three compensating accidents at the Beaufor Mine and one compensating accident at the Camflo Mill were reported. At the East Amphi property and the Island Gold project, where the health and safety record covers only a relatively short period, procedures for health and safety at the workplace were instituted, in compliance with the laws of Quebec and Ontario.

22	RICHMONT MINES INC.

Environment

Since environmental friendliness is one of the main preoccupations of the management of Richmont Mines, every effort is made to respect increasingly strict environmental regulations. The Company provides for the adequate closure of its operating sites once reserves are depleted. In 2005, Richmont Mines guaranteed the restoration of its mining sites through letters of credit, in the amount of $2,234,449. Tailings sites are one of the most critical environmental concerns for gold producers. Richmont Mines' tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Gold market

The gold market was very dynamic in 2005 and reached a high of US$536 per ounce during the year. Since the beginning of 2006, this situation has remained in a favourable context in which the price of gold has continued on its upward trend to reach a new high of US$572 per ounce.

In 2005, the average price of gold rose by more than 8% to total US$444 per ounce, compared with US$410 in 2004. The increase in 2004 was approximately 13% over an average price of US$363 in 2003. These consecutive rises bear witness to growth that has benefited all gold producers in the past few years, even though the strength of the Canadian dollar has reduced its impact for Canadian producers. The primary factors that have pushed the price of gold in a positive direction are:

  the depreciation of the US dollar relative to other currencies and the low interest rates that prevail;
  the non-hedging or reduced hedging policies of producers;
  demand that exceeds the industry's annual production;
  the ongoing geopolitical instability.

Several analysts anticipate that these conditions will be sustained in the years to come and thus that the price of gold will continue to climb.

Exchange rates

The Canadian dollar has risen in value over the past few years, rising from an average of US$0.71 in 2003 to US$0.77 in 2004 and again to US$0.87 in 2005. Since Richmont Mines realizes the majority of its revenues in US dollars, this situation has led to a decrease in cash receipts from gold sales and has thus limited the earnings from the rising price of gold. In 2006, Richmont Mines is using an exchange rate of US$0.83 to the Canadian dollar in its forecasts.

Financial instruments

In order to minimize the risks associated with fluctuations in the gold price and exchange rates, Richmont Mines occasionally uses derivative financial instruments and short-term gold hedging contracts. As at December 31, 2005, 2004 and 2003, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

2005 ANNUAL REPORT	23

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

Previously, gains and losses on short-term hedging contracts and other derivative financial instruments were recorded in the financial results as precious metal revenues upon delivery of the product.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted as of December 31, 2005, by and under the supervision of our management, including the Chief Executive Officer and Chief Financial Officer. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuers' Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that we file or submit under Canadian securities legislation is recorded, processed, summarized and reported within the time periods specified in those rules.

National Instrument 43-101

The calculation of the reserves and resources of the properties of Richmont Mines were performed by qualified persons as defined by National Instrument 43-101 and were supervised by Mr Jules Riopel, M.Sc., P. geo., MBA, a qualified person under the terms of this standard.

Cautionary note to U.S. investors concerning resource estimates

Resource estimates

The resource estimates in this Management Discussion and Analysis were prepared in accordance with National Instrument 43-101 adopted by the Canadian Securities Administrators. The requirements of NI 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the "SEC"). In this Management Discussion and Analysis, we use the terms "measured", "indicated" and "inferred" resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute "reserves". Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into "reserves". Further, "inferred resources" have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that "inferred resources" exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

24	RICHMONT MINES INC.

Compliance with Canadian securities regulations

This annual report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended ("Exchange Act"), as promulgated by the SEC.

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 0-28816, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC's web site: http://sec.gov/edgar.shtml.

Disclosure regarding forward-looking statements

This Management's Discussion And Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled "Risks and uncertainties" and this "Management's Discussion and Analysis". You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

OUTLOOK

In 2006, Richmont Mines anticipates production of 77,000 ounces of gold. Starting in the first quarter of 2006, the Company will benefit from the production of the Beaufor and East Amphi mines, the latter having been placed into commercial production on February 1, 2006. For the year, approximately 40,000 ounces and 25,000 ounces, respectively, will be produced by these two deposits.

Furthermore, the continuation of the development and exploration work at the Island Gold project, in which Richmont Mines now holds a 55% interest since the fourth quarter of 2005, will enable the Company to increase its production even further during the second half of 2006. This deposit could yield approximately 12,000 ounces in 2006.

2005 ANNUAL REPORT	25

MANAGEMENT'S DISCUSSION AND ANALYSIS (CONTINUED)
(All dollar figures are in Canadian dollars, unless otherwise stated)

According to these estimates, Richmont Mines will begin to expand its gold production and should return to profitability in 2006. In line with its objective, the Company will pursue its exploration activities and plans for a budget of approximately $10 million for exploration at all of its properties in 2006. For 2007, the Company anticipates production of more than 100,000 ounces of gold.

The advanced exploration program currently under way at the Island Gold property will run until June and will require an investment of approximately $7 million. Richmont Mines expects that a calculation of reserves will be available subsequently and that a decision about bringing the deposit into production will be made in the second half of 2006. The Company also plans to invest approximately $3 million in its other properties, including approximately $700,000 for the Beaufor Mine.

Richmont Mines plans to continue exploration at the Valentine Lake property in order to increase its resources and thus attain a critical mass that will allow for determining whether the project could be economically profitable.

The Company plans to finance these expenses with cash on hand and cash flow from operations but may also resort to various sources of financing if it deems such a move appropriate.

Additional information and divulgation continue

Management's discussion and analysis was prepared as at March 20, 2006. The Company regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the Web site of SEDAR (www.sedar.com) and through Richmont Mines' Web site (www.richmont-mines.com).

Common shares
		2005	2004	2003

Weighted average outstanding		17,837,886	16,126,784	15,926,191
Issued and outstanding		20,994,553	16,169,653	16,073,653
Diluted		23,032,553	18,112,153	17,919,153
Closing price on December 31		$4.35	$5.50	$6.20

Toronto Stock Exchange (TSX) (CAN$)
2005	Share volume (thousands)	High	Low	Close
First quarter	524	5.35	4.00	4.06
Second quarter	955	5.85	4.00	5.32
Third quarter	724	5.35	4.62	5.24
Fourth quarter	748	5.24	3.82	4.35
Annual summary	2,951	5.85	3.82	4.35

American Stock Exchange (AMEX) (US$)
2005	Share volume (thousands)	High	Low	Close
First quarter	1,573	4.50	3.29	3.42
Second quarter	1,917	4.73	3.20	4.43
Third quarter	1,098	4.60	3.86	4.49
Fourth quarter	2,000	4.50	3.23	3.65
Annual summary	6,588	4.73	3.20	3.65

26	RICHMONT MINES INC.

MANAGEMENT'S REPORT

Management is responsible for preparing the consolidated financial statements and for any other information contained in the annual report. The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are approved by the Board of Directors. These statements include amounts based on estimates and judgments. All the financial information contained in the report is representative of the data presented in the consolidated financial statements.

Management maintains adequate systems of internal accounting and administrative controls. These systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Company assets are appropriately accounted for and adequately safeguarded.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee. This Committee meets periodically with management, as well as the external auditors, to discuss auditing matters and to review the consolidated financial statements. The Audit Committee reports its findings to the Board for its consideration when approving the consolidated financial statements for issuance to the shareholders. The external auditors, KPMG LLP, have free access to the Audit Committee.

Martin Rivard	Nicole Veilleux
President and Chief Executive Officer	Financial Director

January 27, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Richmont Mines Inc. as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Montreal, Canada January 27, 2006

2005 ANNUAL REPORT	27

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31 (in Canadian dollars)

	2005	2004	2003
	$	$	$

REVENUES
Precious metals	19,845,054	36,981,017	48,103,530
Other revenues (note 2)	1,799,979	2,660,390	2,205,511

	21,645,033	39,641,407	50,309,041

EXPENSES
Operating costs	16,521,478	26,094,650	30,324,791
Royalties	231,381	430,325	851,242
Custom milling	722,285	973,056	-
Administration	3,923,063	3,036,622	2,772,658
Exploration and project evaluation (note 3)	2,375,274	3,475,339	3,626,107
Accretion expense of asset retirement obligations (note 4)	167,245	159,726	150,848
Depreciation and depletion	1,617,356	3,548,287	4,817,968
Write-down of mining assets (note 5)	26,040,953	-	-

	51,599,035	37,718,005	42,543,614

EARNINGS (LOSS) BEFORE OTHER ITEMS	(29,954,002)	1,923,402	7,765,427

MINING AND INCOME TAXES (note 6)	(2,479,820)	631,437	1,725,596

	(27,474,182)	1,291,965	6,039,831

MINORITY INTEREST	5,828	559,869	1,005,290

NET EARNINGS (LOSS)	(27,480,010)	732,096	5,034,541

NET EARNINGS (LOSS) PER SHARE (note 7)
Basic	(1.54)	0.05	0.32
Diluted	(1.54)	0.04	0.31

WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING	17,837,886	16,126,784	15,926,191

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
Years ended December 31 (in Canadian dollars)

	2005	2004	2003
	$	$	$

BALANCE, BEGINNING OF YEAR	13,280,549	13,252,364	8,596,132

Net earnings (loss)	(27,480,010)	732,096	5,034,541

Redemption of shares (note 11)	(210,306)	(703,911)	(378,309)

BALANCE, END OF YEAR	(14,409,767)	13,280,549	13,252,364

See accompanying notes to consolidated financial statements.

28	RICHMONT MINES INC.

CONSOLIDATED BALANCE SHEETS
December 31 (in Canadian dollars)

	2005	2004
	$	$

ASSETS

CURRENT ASSETS
Cash and cash equivalents	14,678,478	25,269,901
Short-term investments (note 8)	812,678	809,900
Accounts receivable	2,783,351	1,654,835
Mining and income taxes receivable	5,441,853	1,620,141
Inventories (note 9)	3,368,115	1,345,299

	27,084,475	30,700,076

PROPERTY, PLANT AND EQUIPMENT (note 10)	25,851,117	23,803,718

FUTURE MINING AND INCOME TAXES (note 6)	1,290,905	1,689,760

	54,226,497	56,193,554

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,187,224	4,349,430
Mining and income taxes payable	20,000	425,615

	5,207,224	4,775,045

ASSET RETIREMENT OBLIGATIONS (note 4)	3,788,912	2,967,867

MINORITY INTEREST	3,195,602	1,548,771

FUTURE MINING AND INCOME TAXES (note 6)	1,571,257	1,490,336

	13,762,995	10,782,019

SHAREHOLDERS' EQUITY

Capital stock (note 11)	50,600,371	29,236,630
Contributed surplus (note 12)	4,272,898	2,894,356
Retained earnings (deficit)	(14,409,767)	13,280,549

	40,463,502	45,411,535

Commitments (note 13)
Contingency (note 14)
	54,226,497	56,193,554

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Jean-Guy Rivard	Réjean Houle
Chairman	Director

2005 ANNUAL REPORT	29

CONSOLIDATED STATEMENTS OF CASH FLOW
Years ended December 31 (in Canadian dollars)

	2005	2004	2003
	$	$	$

CASH FLOW FROM (USED IN) OPERATIONS
Net earnings (loss)	(27,480,010)	732,096	5,034,541
Adjustments for:
Depreciation and depletion	1,617,356	3,548,287	4,817,968
Stock-based compensation	1,349,711	902,370	354,102
Accretion expense of asset retirement obligations	167,245	159,726	150,848
Write-down of short-term investments	-	110,000	-
Write-down of mining assets	26,040,953	-	-
Minority interest	5,828	559,869	1,005,290
Future mining and income taxes	479,776	62,967	(462,391)

	2,180,859	6,075,315	10,900,358

Net change in non-cash working capital items
and payment of asset retirement obligations	(6,842,193)	1,142,400	(2,322,939)

	(4,661,334)	7,217,715	8,577,419

CASH FLOW USED IN INVESTMENTS
Short-term investments	(2,778)	80,100	10,505,685
Security deposits	-	1,286,061	(1,267,061)
Property, plant and equipment – Beaufor Mine	(2,770,812)	(1,478,118)	(1,255,345)
Development project - East Amphi	(13,215,310)	(10,504,244)	(7,104,894)
Development project - Island Gold	(12,622,482)	-	-
Other property, plant and equipment	(426,719)	(642,216)	(915,615)

	(29,038,101)	(11,258,417)	(37,230)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of common shares	23,695,245	1,486,407	1,658,320
Redemption of common shares	(345,630)	(1,088,001)	(577,201)
Redemption of shares by a subsidiary	(60,755)	(142,586)	-
Common share issue costs	(1,859,348)	(29,096)	(10,664)
Contribution from a minority partner	1,678,500	-	-

	23,108,012	226,724	1,070,455

Net increase (decrease) in cash and cash equivalents	(10,591,423)	(3,813,978)	9,610,644

Cash and cash equivalents, beginning of year	25,269,901	29,083,879	19,473,235

Cash and cash equivalents, end of year	14,678,478	25,269,901	29,083,879

SUPPLEMENTAL INFORMATION
Cash paid (received) during the year:
Mining and income taxes	(522,198)	(133,984)	3,984,254

See accompanying notes to consolidated financial statements.

30	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

Richmont Mines Inc. (the "Company"), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

1. Significant accounting policies

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles. As described in note 17, these principles differ in certain material respects from the principles that the Company would have followed had its consolidated financial statements been prepared in accordance with generally accepted accounting principles in the United States. The significant accounting policies followed by the Company are as follows:

a) Basis of consolidation

These consolidated financial statements reflect the accounts of the Company and those of other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as variable interest entities (« VIE's ») under the principles outlined in the AcG-15. Intercompany balances and transactions are eliminated on consolidation.

A VIE is defined as an entity that by design either lacks enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; has equity owners who are unable to make decisions about the entity; or has equity owners that do not have the obligation to absorb the entity's expected losses or the right to receive the entity's expected residual returns in the same proportion as their participation. VIE's can arise from a variety of entities or legal structures.

AcG-15 requires a variable interest holder (i.e. a counterparty to a VIE) to consolidate the VIE if that party will absorb a majority of the expected losses of the VIE, receive a majority of the residual returns of the VIE, or both. This party is considered the primary beneficiary of the VIE.

The Company's 55% interest in the Island Gold development project is held through an unincorporated joint venture. The Company has entered into an agreement to finance the other joint venture partner's share of mine construction costs, which caused the Company to reconsider whether this joint venture is a VIE. The Company concluded that the joint venture is in fact a VIE and that it is the primary beneficiary. The Company has therefore consolidated the project Island Gold using the principles of AcG-15.

b) Revenue recognition

Precious metals revenue, based upon spot metal prices, is recorded when rights and obligations related to ownership are transferred to the purchaser. Milling revenue is recorded when the service of ore processing is rendered.

c) Cash and cash equivalents

Cash and cash equivalents comprise cash and short-term investments with original maturity dates of less than 90 days.

d) Short-term investments

Short-term investments are carried at the lower of cost and market value.

e) Inventories

Supply inventories and ore inventories are valued at the lower of average cost and replacement cost. Precious metals inventories are valued at the lower of average cost and net realizable value.

f) Exploration properties

Mining exploration expenditures are expensed as incurred. The acquisition costs of exploration properties and expenditures incurred on properties identified as having development potential are capitalized in accordance with the policy described in note 1 g).

2005 ANNUAL REPORT	31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

1. Significant accounting policies (continued)

g) Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance. Development costs are capitalized when a decision is made to bring an ore body into commercial production. Upon commencement of commercial production, construction costs are transferred to the various categories of property, plant and equipment. Property, plant and equipment are depreciated according to the units-of-production method, calculated on proven and probable reserves. Depreciation of mobile equipment is calculated using the straight-line method based on its anticipated useful life.

Costs include interest on funds borrowed incurred to finance construction and future costs of asset retirement.

When the net carrying value of a capital asset is not recoverable and exceeds its fair value, a write-down is recorded in the books.

h) Future mining and income taxes

The Company accounts for mining and income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for the tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using current tax rates or tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on future tax assets and liabilities of a change in tax rates is recognized in the income statement in the period in which the revised tax rate comes into effect.

The Company renounces to tax deductions relating to resource expenditures that are financed by the issuance of flow-through shares to the benefit of its shareholders, in accordance with current tax legislation.

Under the asset and liability method of accounting for income taxes, future income taxes related to the temporary differences created by this renouncement are recorded, in accordance with EIC-146, at the time that the Company renounces to its right to these deductions and the counterpart is recorded as share issue costs.

i) Asset retirement obligations

Total estimated cash flow required to settle the obligations arising from environmentally acceptable closure plans is discounted based on the credit-adjusted risk-free rate and is recorded as a liability with a corresponding increase to property, plant and equipment and, thereafter, depreciated in accordance with the units-of-production method using proven and probable reserves. The asset retirement obligations are adjusted for accumulated accretion in accordance with the expected timing of payment of the cash flow required to settle these obligations.

j) Foreign currency translations

Transactions pertaining to the statement of earnings are translated at the rate of exchange prevailing at the date of the transaction. Monetary assets and liabilities resulting from these transactions are translated at the rate of exchange in effect at the balance sheet date. Exchange gains or losses are included in earnings and presented under the caption Other revenues (nil in 2005, 2004 and 2003).

k) Government assistance

Grants originating from government assistance are recorded as a revenue or as a reduction of property, plant and equipment, based on the nature of the grant.

l) Net earnings (loss) per share

Net earnings (loss) per share are the result of net earnings (loss) divided by the average outstanding number of shares during the period. Diluted earnings per share are determined by taking into account the dilutive effect of arrangements to issue common shares as if these arrangements were exercised at the beginning of the year or at the grant date. Diluted earnings per share are determined using the treasury-stock method. This method assumes that the proceeds from the exercise of stock options are used to redeem common shares at the average trade price during the period.

32	RICHMONT MINES INC.

m) Guarantees

A guarantee is a contract or an indemnification agreement that contingently requires the Company to make payments to the other party to the contract or agreement, based on charges in an underlying obligation that is related to an asset, a liability or an equity security of the other party, or based on a third party failure to perform under an obligation agreement. It could also be an indirect guarantee of the indebtedness of another party, even though the payment to the other party may not be based on changes in an underlying obligation that is related to an asset, a liability or an equity security of the other party. In management's opinion, the Company does not have guarantees, other than those disclosed in notes 4, 13 and 14.

n) Derivative financial instruments

In 2004, the Company adopted the recommendations of the Emerging Issues Committee (EIC-128) relating to the accounting for trading, speculative or non-hedge derivative financial instruments. Derivative financial instruments, which documentation does not clearly establish a hedge relationship in accordance with accounting standards, are measured at fair value. Previously, gains or losses on forward gold sales contracts and other instruments which establish the sale price of future production were recorded in earnings as revenue from precious metals upon delivery of the production. This change had no significant impact on the financial statements.

o) Stock-based compensation

The Company uses the fair value method based on the Black & Scholes pricing model to record the compensation cost related to the issue of stock options to its employees over the vesting period with a corresponding credit to the contributed surplus.

p) Use of estimates

The preparation of financial statements in compliance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates relate to the useful life of assets for amortization purposes and for the evaluation of their net recoverable amount, asset retirement obligations and income and mining taxes. Accordingly, actual results could differ from these estimates.

2. Other revenues

Other revenues include interest income on short-term investments and revenues from custom milling. There was no government assistance recorded in 2005 and 2004 ($1,006,196 in 2003).

3. Exploration and project evaluation

	2005	2004	2003
	$	$	$

Beaufor Mine	862,150	980,166	1,221,682
Hammerdown Mine	-	186,631	710,289
Francoeur Mine	49,974	10,864	1,776,152
Valentine Lake property	393,200	1,056,283	33,649
Wasamac property	39,685	290,982	551,320
Other properties	610,023	1,080,642	217,950
Project evaluation	521,764	349,763	309,664

	2,476,796	3,955,331	4,820,706

Exploration tax credits	101,522	479,992	1,194,599

	2,375,274	3,475,339	3,626,107

2005 ANNUAL REPORT	33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

4. Asset retirement obligations

The Company's production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment. The Company has therefore recorded its asset retirement obligations of the mining sites based on management's best estimate of the future costs. Such estimates are, however, subject to change based on modifications to laws and regulations or as new information becomes available.

a) Changes in obligations

The following tables set forth the evolution of the asset retirement obligations for the years ended December 31, 2005, 2004 and 2003:

	Balance as at	Accretion	New	Liability	Balance as at
2005	January 1	expense	liabilities	settlement	December 31
	$	$	$	$	$

Newfoundland	682,866	35,560	-	(16,585)	701,841
Francoeur Mine	163,878	9,013	-	-	172,891
Beaufor Mine	285,988	15,730	-	-	301,718
Camflo Mill	1,726,850	94,977	-	-	1,821,827
East Amphi property	108,285	5,956	-	-	114,241
Island Gold property	-	6,009	670,385	-	676,394

	2,967,867	167,245	670,385	(16,585)	3,788,912

	Balance as at	Accretion	Subsequent	Liability	Balance as at
2004	January 1	expense	measurement	settlement	December 31
	$	$	$	$	$

Newfoundland	830,299	40,604	-	(188,037)	682,866
Francoeur Mine	155,334	8,544	-	-	163,878
Beaufor Mine	271,080	14,908	-	-	285,988
Camflo Mill	1,636,825	90,025	-	-	1,726,850
East Amphi property	313,991	5,645	(211,351)	-	108,285

	3,207,529	159,726	(211,351)	(188,037)	2,967,867

		Balance as at	Accretion	New	Balance as at
2003		January 1	expense	liabilities	December 31
		$	$	$	$

Newfoundland		787,013	43,286	-	830,299
Francoeur Mine		147,236	8,098	-	155,334
Beaufor Mine		256,948	14,132	-	271,080
Camflo Mill		1,551,493	85,332	-	1,636,825
East Amphi property		-	-	313,991	313,991

		2,742,690	150,848	313,991	3,207,529

34	RICHMONT MINES INC.

b) Information used in the calculation of obligations

The following table sets forth the assumptions used in the calculation of the asset retirement obligations for the year ended December 31, 2005:

	Total amount
	of the estimated	Cash flow	Credit-adjusted
	cash flow	payment schedule	risk-free rate
	$		%

Newfoundland	759,191	2007	5.5
Francoeur Mine	192,432	2007	5.5
Beaufor Mine	354,290	2008	5.5
Camflo Mill	2,381,055	2010	5.5
East Amphi property	149,308	2010	5.5
Island Gold property	721,866	2010	5.5

	4,558,142

c) Fair value of asset obligations

As at December 31, 2005, the Company has guaranteed the settlement of asset retirement obligations through the issuance of letters of credit amounting to $3,000,000. The following table discloses the allocation of these letters of credit as at December 31, 2005:

2005
$

Camflo Mill	1,227,261
Newfoundland	843,659
East Amphi property	82,600
Francoeur Mine	53,809
Beaufor Mine	27,120

2,234,449

As at December 31, 2004, the Company had guaranteed the restoration of its mining sites by the pledge of letters of credit amounting to $1,478,190.

5. Write-down of mining assets

At December 31, 2005, the Company recorded a non-cash expense of $26,040,953 related to the reduction of the carrying value of the East Amphi property following the establishment of proven and probable reserves. The Company used the discounted future cash flow method to establish the fair value of this mining asset.

6. Mining and income taxes

Mining and income tax expense attributable to earnings consists of:

	2005	2004	2003
	$	$	$

Current	(2,959,596)	568,470	2,187,987
Future	479,776	62,967	(462,391)

	(2,479,820)	631,437	1,725,596

2005 ANNUAL REPORT	35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

6. Mining and income taxes (continued)

The income tax expense (recovery) attributable to earnings (loss) differs from the amounts computed by applying the combined federal and provincial income tax rate of 33.55% (32.99% in 2004 and 33.07% in 2003) to earnings (loss) before mining and income taxes as a result of the following:

	2005	2004	2003
	$	$	$

Earnings (loss) before mining and income taxes:	(29,954,002)	1,923,402	7,765,427

Computed "expected" tax expense (recovery)	(10,049,568)	634,530	2,568,027
Increase (decrease) in mining and income
taxes resulting from:
Resource allowance deduction	109,140	(528,410)	(696,616)
Change in the valuation allowance	9,060,084	(1,014,865)	(987,202)
Impact of the change in tax rates	(583,932)	461,159	-
Other	429,857	364,795	(267,621)

Income taxes	(1,034,419)	(82,791)	616,588
Mining duties	(1,445,401)	714,228	1,109,008

Total current and future mining and
income tax provision (recovery)	(2,479,820)	631,437	1,725,596

The tax effect of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at December 31, 2005 and 2004, are presented below:

	2005	2004
	$	$

Long-term future tax asset:
Property, plant and equipment	9,068,988	1,311,075
Asset retirement obligations	1,274,277	1,063,643
Share issue costs	531,286	-
Losses carried forward	362,319	200,923

Future tax asset	11,236,870	2,575,641
Less valuation allowance	(9,945,965)	(885,881)

	1,290,905	1,689,760

Long-term future tax liability:
Property, plant and equipment	(1,337,587)	(1,207,634)
Other	(233,670)	(282,702)

	(1,571,257)	(1,490,336)

Net long-term future tax asset (liability)	(280,352)	199,424

The Company has capital losses without expiry dates amounting to $775,647. Non-refundable provincial tax credits of $4,509,729 and non-refundable federal tax credits of $1,985,557 may be used within the next ten years to reduce income taxes otherwise payable. The tax benefits relating to these tax credits have not been accounted for by the Company.

36	RICHMONT MINES INC.

7. Net earnings (loss) per share

	2005	2004	2003

Net earnings (loss) attributed to
common shareholders ($)	(27,480,010)	732,096	5,034,541

Weighted average number of shares outstanding	17,837,886	16,126,784	15,926,191
Effect of dilutive share purchase options	-	388,661	488,876

Weighted average number of dilutive shares outstanding	17,837,886	16,515,445	16,415,067

Basic earnings (loss) per share ($)	(1.54)	0.05	0.32
Diluted earnings (loss) per share ($)	(1.54)	0.04	0.31

8. Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but not exceeding one year. The fair market value is $1,530,000 ($1,346,800 in 2004).

9. Inventories

	2005	2004
	$	$

Precious metals	609,033	72,108
Ore	1,504,499	354,562
Supplies	1,254,583	918,629

	3,368,115	1,345,299

10. Property, plant and equipment

			2005			2004
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$

Mining properties	13,802,843	13,109,359	693,484	13,704,014	5,915,144	7,788,870
Development costs	9,814,060	5,856,973	3,957,087	7,221,257	5,329,650	1,891,607
Buildings	7,200,464	6,272,144	928,320	7,143,644	5,869,081	1,274,563
Equipment	13,762,718	12,183,176	1,579,542	13,326,640	11,693,195	1,633,445
Asset retirement	2,313,482	1,608,826	704,656	1,944,770	1,481,779	462,991

	46,893,567	39,030,478	7,863,089	43,340,325	30,288,849	13,051,476

Projects under
development a)	36,904,707	18,916,679	17,988,028	10,752,242	-	10,752,242

Total	83,798,274	57,947,157	25,851,117	54,092,567	30,288,849	23,803,718

a) Exploration tax credits of $2,034,642 were recorded as a reduction of projects under development ($1,031,053 in 2004). The write-down of mining assets of $26,040,953 is included in accumulated depreciation and depletion.

2005 ANNUAL REPORT	37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

11. Capital stock

Authorized: Unlimited number of common shares with no par value

		2005		2004
	Number	Amount	Number	Amount
	of shares	$	of shares	$

Issued and paid: Common shares
Balance, beginning of year	16,169,653	29,236,630	16,073,653	28,346,424
Issue of shares for cash a)
Common	3,400,500	16,211,684	203,000	722,635
Flow-through	1,500,000	7,500,000	110,000	770,000
Share issue costs	-	(2,212,619)	-	(218,339)
Redemption of shares b)	(75,600)	(135,324)	(217,000)	(384,090)

Balance, end of year	20,994,553	50,600,371	16,169,653	29,236,630

a) Issue of shares

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Furthermore, share capital has been reduced by the future income tax expense of $308,000 related to the flow-through shares at the time the tax deductions were renounced. The Company also issued, through the exercise of stock options, 154,500 common shares for a cash consideration of $289,845 and has decreased the contributed surplus in an amount of $16,439, representing the fair value of the stock options that were exercised.

The Company is committed, in accordance with the flow-through share agreements, to incur exploration expenses in Canada of $7,500,000 prior to December 31, 2006. As at December 31, 2005, an amount of $464,606 has been committed.

In 2004, the Company issued, through the exercise of stock options, 203,000 common shares and 110,000 flow-through shares from a private placement for a cash consideration of $705,650 and $770,000, respectively and reduced the contributed surplus by an amount of $16,985, representing the fair value of the stock options that were exercised. Furthermore, share capital has been reduced by the future income tax expense related to the flow-through shares at the time the tax deductions were renounced.

b) Redemption of shares

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

In 2004, the Company redeemed 217,000 common shares for $1,088,001 in cash. This transaction reduced retained earnings by $703,911.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the options granted is 10 years.

38	RICHMONT MINES INC.

A summary of the status, as at December 31, 2005 and 2004, of the Company's Stock Option Purchase Plan, and changes during the years then ended, is presented below:

		2005		2004
		Weighted average		Weighted average
	Number	exercise price	Number	exercise price
	of options	$	of options	$

Options outstanding, beginning of year	1,842,500	4.29	1,745,500	3.84
Granted	825,000	5.24	340,000	6.28
Exercised	(154,500)	1.88	(203,000)	3.48
Cancelled or expired	(565,000)	4.80	(40,000)	5.80

Options outstanding, end of year	1,948,000	4.73	1,842,500	4.29

Exercisable options, end of year	1,367,000	4.54	1,520,500	4.11

The following table summarizes information about the Stock Option Purchase Plan at December 31, 2005:

	Options outstanding at			Exercisable options at
	December 31, 2005			December 31, 2005
		Weighted average	Weighted average		Weighted average
	Number	remaining contractual	exercise price	Number	exercise price
Exercise price	of options	life (years)	$	of options	$

$1.65 to $2.28	213,500	0.7	1.74	208,500	1.72
$3.10 to $4.42	289,500	1.8	3.83	220,500	3.69
$4.72 to $6.60	1,445,000	3.5	5.36	938,000	5.36

	1,948,000	3.0	4.73	1,367,000	4.54

During 2005, the Company granted 825,000 stock options (340,000 in 2004) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $2.35 ($3.07 in 2004).

The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	2005	2004	2003
Risk-free interest rate	3.0%	3.5%	4.0%
Expected life	4 years	4 years	4 years
Expected volatility	55%	60%	60%
Expected dividend yield	0.0%	0.0%	0.0%

In 2005, the stock-based compensation costs charged to earnings amount to $1,349,711 ($902,370 in 2004 and $354,102 in 2003). The contributed surplus was increased by the same amount.

2005 ANNUAL REPORT	39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

11. Capital stock (continued)

d) Other stock options

		2005		2004
	Number	Weighted average	Number	Weighted average
	of options	exercice price	of options	exercice price
		$		$

Options outstanding, beginning of year	100,000	2.00	100,000	2.00
Granted	90,000	5.00	-	-
Expired	(100,000)	2.00	-	-

Options outstanding and exercisable,
end of year	90,000	5.00	100,000	2.00

As at December 31, 2005, the other 90,000 stock options have an exercise price of $5.00 and a weighted average remaining life of 0.9 year. In 2005, the cost, considered as issue cost and presented against capital stock amounts to $45,270. The contributed surplus was increased by the same amount. These amounts were calculated based on the Black & Scholes pricing model using the following assumptions:

Risk-free interest rate	2.5%
Expected life	1 year
Expected volatility	43%
Expected dividend yield	0.0%

12. Contributed surplus

	2005	2004
	$	$

Balance, beginning of year	2,894,356	2,008,971

Stock-based compensation	1,349,711	902,370
Options exercised	(16,439)	(16,985)
Share issue costs	45,270	-

Balance, end of year	4,272,898	2,894,356

13. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

14. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

40	RICHMONT MINES INC.

15. Financial instruments and risk management

The Company is exposed to gold price fluctuations. The Company manages its exposure to this risk through the use of derivative financial instruments and gold commodity contracts.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Company does not own any financial instruments or derivative financial instruments for trading or speculative purposes.

a) Foreign exchange risk

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Company will occasionally enter into various types of foreign exchange contracts. As at December 31, 2005 and 2004, the Company did not have any forward exchange contracts.

b) Commodity price risk

For its gold production, the Company reduces its risk of a decrease in the price of gold through the use, on occasion, of forward sales contracts and put and call options. As at December 31, 2005 and 2004, the Company did not have any forward sales contracts.

c) Credit risk

Financial instruments that expose the Company to market risk and concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments, accounts receivable, forward contracts and option contracts for currencies and gold. The Company invests its cash and cash equivalents in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. The Company is exposed to credit risk in the event of non-performance by counterparties in connection with its currency and gold forward option contracts. The Company does not obtain any security to support financial instruments subject to credit risk but mitigates this risk by dealing only with a diverse group of financially sound counterparties and, accordingly, does not anticipate any loss for non-performance. The Company continually monitors the market risk of its hedging activities.

d) Fair value of financial instruments

The Company owns and assumes other assets and liabilities such as cash and cash equivalents, short-term investments, accounts receivable, as well as accounts payable and accrued charges. The fair value of these financial assets and liabilities approximates their book value as these items will be realized or paid within one year.

2005 ANNUAL REPORT	41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

16. Segmented information

The Company operates gold mines at different sites in Quebec and Newfoundland. The exploration, corporate and others segment includes mining projects under development. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

2005			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	20,689,744	159,029	796,260	21,645,033
Mining operation and others	17,749,915	5,534	3,810,003	21,565,452
Exploration and project evaluation	879,685	-	1,495,589	2,375,274
Depreciation and amortization	1,531,556	-	85,800	1,617,356
Write-down of mining assets	-	-	26,040,953	26,040,953

Earnings (loss) before other items	528,588	153,495	(30,636,085)	(29,954,002)

Acquisition of property, plant and equipment	3,136,710	-	25,898,613	29,035,323

Current assets	5,309,642	-	21,774,833	27,084,475
Property, plant and equipment	6,874,900	-	18,976,217	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	-	41,379,627	54,226,497

2004			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	29,678,614	9,195,356	767,437	39,641,407
Mining operation and others	22,136,003	5,629,770	2,928,606	30,694,379
Exploration and project evaluation	1,101,766	1,438,462	935,111	3,475,339
Depreciation and amortization	1,155,016	2,243,898	149,373	3,548,287

Earnings (loss) before other items	5,285,829	(116,774)	(3,245,653)	1,923,402

Acquisition of property, plant and equipment	1,951,062	-	10,673,516	12,624,578

Current assets	5,945,879	181,102	24,573,095	30,700,076
Property, plant and equipment	5,325,418	-	18,478,300	23,803,718
Future mining and income taxes	863,877	-	825,883	1,689,760

Total assets	12,135,174	181,102	43,877,278	56,193,554

42	RICHMONT MINES INC.

2003			Exploration,
			corporate
	Quebec	Newfoundland	and others	Total
	$	$	$	$

Revenues	30,053,401	19,161,730	1,093,910	50,309,041
Mining operation and others	19,481,450	12,027,015	2,591,074	34,099,539
Exploration and project evaluation	1,202,249	703,200	1,720,658	3,626,107
Depreciation and amortization	899,155	3,825,046	93,767	4,817,968

Earnings (loss) before other items	8,470,547	2,606,469	(3,311,589)	7,765,427

Acquisition of property, plant and equipment	1,936,366	-	7,339,488	9,275,854

Current assets	5,182,808	1,473,211	29,479,887	36,135,906
Security deposits	1,237,061	30,000	19,000	1,286,061
Property, plant and equipment	4,431,964	2,285,634	8,221,180	14,938,778
Future mining and income taxes	424,299	-	710,153	1,134,452

Total assets	11,276,132	3,788,845	38,430,220	53,495,197

17. Effect of applying United States generally accepted accounting principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP). Had these consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (U.S. GAAP), the effect on net earnings (loss) and on shareholders' equity would have been as follows:

	2005	2004	2003
	$	$	$

Net earnings (loss) reported under Canadian GAAP	(27,480,010)	732,096	5,034,541

Add (deduct):
Differences in accounting related to forward contracts a)	-	-	254,153
Differences in accounting related to investments b)	180,422	(3,100)	540,000
Flow-through shares c)	(130,000)	(59,053)	-
Income taxes d)	(27,109)	(56,504)	(128,630)

	(27,456,697)	613,439	5,700,064

Cumulative impact of changes to accounting
policies e)	-	-	(880,398)

Net earnings (loss) reported under U.S. GAAP	(27,456,697)	613,439	4,819,666

Net earnings (loss) per share under U.S. GAAP:

Basic	(1.54)	0.04	0.30
Diluted	(1.54)	0.04	0.29

Shareholders' equity reported under Canadian GAAP	40,463,502	45,411,535
Differences in accounting related to investments b)	717,322	536,900
Income taxes d)	(125,603)	(98,494)
Flow-through shares c)	(1,230,000)	(178,000)

Shareholders' equity reported under U.S. GAAP	39,825,221	45,671,941

2005 ANNUAL REPORT	43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
Years ended December 31, 2005, 2004 and 2003 (in Canadian dollars)

17. Effect of applying United States generally accepted accounting principles (continued)

a) The standards on the designation and the documentation of hedging transactions under U.S. GAAP are different than those applicable in Canada prior to January 1, 2004. When hedge accounting is not applicable, U.S. GAAP requires that the changes in the fair value of the financial instruments be recorded in the income statement of the related year, and taken into account in the calculation of net earnings.

b) Under U.S. GAAP, short-term investments classified as trading securities must be recorded at fair value and changes in the value must be accounted for in the income statement.

c) Under U.S. GAAP, the premium paid on flow-through shares issued must be recognized as a liabiliy when these shares are issued; under GAAP in Canada, the tax effect of the renouncement to the deductibility of exploration expenses by the Company is charged to shareholders' equity on the date of the renouncement.

d) These amounts represent the tax impact relating to the adjustments described in a), b) and c) above.

e) Under U.S. GAAP, the cumulative effect of changes in accounting policies must be recorded in the income statement of the year during which the modifications are applied.

18. Comparative figures

Certain comparative figures provided for fiscal years 2004 and 2003 have been reclassified to conform with the presentation adopted for the fiscal year ended December 31, 2005.

44	RICHMONT MINES INC.

BOARD OF DIRECTORS AND OFFICERS
BOARD		OPERATIONS	EXPLORATION
OF DIRECTORS	OFFICERS	QUEBEC DIVISION	PROJECTS
Jean-Guy Rivard	Martin Rivard	Michel Labonté	EAST AMPHI
Chairman	President and Chief	Director,
	Executive Officer	Beaufor and East Amphi mines	Richard Lavallée, Eng.
Denis Arcand 1, 2		Camflo Mill	Mine Superintendent
Vice Chairman	Christian Pichette, Eng., M.Sc.
Director of	Vice President, Operations	BEAUFOR MINE	Marcel St-Pierre
various companies			Mine Captain
	Nicole Veilleux, CA	Luc Dorofté
Martin Rivard	Financial Director	Mine Captain	Jacques Daigneault, P.Geo.
Director			Senior Exploration Geologist
President and	Campbell Stuart, Lawyer	Laurent Chevalier
Chief Executive Officer,	Secretary	Chief Accountant	Christian Bézy, P.Geo.
Richmont Mines Inc.			Senior Production Geologist
	CORPORATE STAFF	Donald Trudel, P.Geo.
Réjean Houle1, 2		Chief Gelogist	ISLAND GOLD
Director	Jules Riopel, M.Sc., P.Geo., MBA
Ambassador,	Geology and Exploration Director	Marcel Beaudoin, Eng.	Pierre Gauthier
Club de hockey Canadien inc.		Chief Engineer	Project Manager
Denis Bellemare, Eng.
Gilles Loiselle, PC 1, 2
	Chief-Engineer, Projects	CAMFLO MILL
Director
Advisor to the Chairman of the	Hélène Lapointe	Richard Nolet
Executive Committee,	Human Resources Director	Superintendent
Power Corporation of Canada
Christine Lapointe, CA
1 Member of the Audit	Controller
Committee
2 Member of the	Julie Normandeau
Compensation Committee	Investor Relations

GENERAL INFORMATION
Richmont Mines Inc.	Montreal Office	Transfer Agent	Co-Transfer Agent and
110 avenue Principale	1 Place-Ville-Marie, Suite 2130	and Registrar	Co-Registrar in
Rouyn-Noranda, Quebec	Montreal, Quebec	Computershare Trust Company	the United States
J9X 4P2 CANADA	H3B 2C6 Canada	of Canada Inc.	Computershare Trust
Telephone: (819) 797-2465		1500 University Street, Suite 700	Company Inc.
Fax: (819) 797-0166	Julie Normandeau	Montreal, Quebec	Computershare USA
	Investor Relations	H3A 3S8 CANADA	Lakewook, Colorado
Internet	Telephone: (514) 397-1410	Telephone: (514) 982-7888
www.richmont-mines.com	Fax: (514) 397-8620	Fax: (514) 982-7580	Auditors
	jnormandeau@richmont-mines.com		KPMG LLP
Stock Exchange Listings (RIC)		Legal Advisors
Toronto Stock Exchange (TSX)		Colby, Monet, Demers, Delage & Crevier LLP
American Stock Exchange (AMEX)		Montreal, Quebec
Annual Meeting of Shareholders		Un exemplaire français du présent rapport annuel est
The annual meeting of shareholders will be held on		disponible sur demande :
Wednesday, May 17, 2006, at 9:00 a.m., at the Fairmont		1, Place-Ville-Marie, bureau 2130
The Queen Elizabeth, Chaudière Room,		Montréal (Québec)
900 René-Lévesque Blvd West		H3B 2C6 CANADA
Montreal, Quebec H3B 4A5		Téléphone : (514) 397-1410
Télécopieur : (514) 397-8620
Disclosure regarding forward-looking statements

This report contains forward-looking statements that include risks and uncertainties. The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian–US exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in annual and periodic reports from Richmont Mine Inc.

www.richmont-mines.com